Prime Resource, Inc.
                             1245 E. Brickyard Road
                                    Suite 590
                           Salt Lake City, Utah 84106
                                  801.433.2000


January 6, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Re: Prime Resource, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2004
       Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 June 30,
         2005 and September 30, 2005
       File No. 333-88480

Sent via email

Dear Mr. Rosenberg,

We are in receipt of the Commission's comments dated January 4, 2006 communicated verbally by Mark Brunhofer regarding additional comments to the above referenced filings. Listed below are the changes made to the last set of documents. Since the changes are merely clerical in nature, the disclosure documents will now be filed on EDGAR as amendments. Also, this letter has been submitted to our EDGAR filer to be filed under the form type CORRESP.

General

1. In response to your verbal comment number 1 regarding the signature pages on Certification Forms 302 we have inserted the standard signature symbol (/s/) as requested to all 302 Certifications and have dated them currently.

Form 10-KSB/A for the year ended December 31, 2004

Certification 906, page 34
2. In response to your verbal comment number 2 we have changed the first line under Certification 906 to read annual report instead of quarterly report.


Form 10-KSB/A for 2004, Forms 10-QSB/A for Q1, Q2 and Q3 for 2005.

3. In response to your verbal comment number 3 we have deleted all references in the certification title as Amendment No 1 for the above mentioned filings.


Form 10-QSB/A Q1 ended March 31, 2005

Managers Discussion and Analysis, Page 8

4. In response to your verbal comment number 4 we have moved the title, "Managers Discussion and Analysis", to come after footnote #4 of the financials.


In connection with this response we acknowledge that Prime Resource, Inc. is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC; thus staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to our filings. We acknowledge that staff comments may not be used as a defense by the company or any person in any proceedings initiated by the Commission under the federal securities laws of the United States.

Your prompt attention to this matter is appreciated. Please call me with any questions or comments that will enhance your understanding of the proposed amendments.

Respectfully,


/s/ Terry Deru
Terry Deru
President